United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

TABLE OF CONTENTS:

Press Release

Signature Page

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an offer of, nor is it calculated to invite offers for and should not be construed as, an inducement or encouragement to buy or sell, any shares or other securities of Vale S.A. (the “Company”) or of the Group, nor have any such shares or other securities been allotted with a view to any of them being offered for sale to or subscription by the public. No new shares in the capital of the Company will be allotted and issued in connection with, or pursuant to this announcement. Prospective investors should refer to the listing document dated 2 December 2010 (the “Listing Document”) issued by the Company.
Unless otherwise defined in this announcement, capitalised terms shall have the same meaning as those defined in the Listing Document.
Vale S.A.
(incorporated in Brazil as a Sociedade por Ações)
(Stock code: 6210 for Common Depositary Receipts)
(Stock code: 6230 for Class A Preferred Depositary Receipts)
SECONDARY LISTING OF DEPOSITARY RECEIPTS
ON THE MAIN BOARD OF THE STOCK EXCHANGE OF
HONG KONG LIMITED BY WAY OF INTRODUCTION
Information on conversion of the ADRs to the HDRs, designated broker identity numbers and previous day trading information in respect of the Shares on BM&FBOVESPA and the ADRs on NYSE
Sponsor
J.P. Morgan Securities (Asia Pacific) Limited

The Company issues this announcement to provide certain information on the conversion of the ADRs to the HDRs, the designated broker identity numbers of the Designated Dealer and trading information of the Shares on BM&FBOVESPA and the ADRs on NYSE on 6 December 2010.
Prospective investors should refer to the Listing Document (including the risk factors contained in the section headed “Risk Factors” of the Listing Document) and the announcements dated 2 December 2010, 3 December 2010 and 6 December 2010 issued by the Company before deciding to invest in the HDRs.
Reference is made to the Listing Document and the announcements dated 2 December 2010, 3 December 2010 and 6 December 2010 issued by the Company.
INFORMATION ON THE CONVERSION OF THE ADRS INTO THE HDRS
The Company has been informed that:
•
as at 5:00 p.m. (New York time) on 3 December 2010, being the latest practicable date prior to the date of this announcement, the Custodian had received instructions from existing ADR Holders for the conversion of their ADRs to 5,322,000 Common Depositary Receipts and 2,403,000 Class A Preferred Depositary Receipts, among which 1,522,000 Common Depositary Receipts and 853,000 Class A Preferred Depositary Receipts, respectively, were to be converted pursuant to the liquidity arrangements carried out by the Designated Dealer as described under the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — liquidity arrangements” of the Listing Document; and

•
as at 5:00 p.m. (Hong Kong time) on 6 December 2010, all the Common Depositary Receipts and the Class A Preferred Depositary Receipts in respect of which the Custodian received instructions for conversion as described above had been registered on the HDR Register.

The above trading information is provided pursuant to the disclosure in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement -liquidity arrangements” of the Listing Document and is for reference purposes only.

Prior to the Introduction and during the Designated Period, the Designated Dealer will enter into borrowing arrangements with the existing ADR Holders to borrow the ADRs listed on NYSE representing the Common Shares and the Class A Preferred Shares which are deposited with the ADR Depositary. The Designated Dealer will seek to issue HDRs converted from such borrowed ADRs which it will make available for sale to the Hong Kong market at the prevailing market price to meet demand if supply from other market sources proves to be insufficient to maintain an orderly market. Such arrangements will terminate and cease upon the expiry of the Designated Period. For further details, please refer to the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — liquidity arrangements” of the Listing Document.
As disclosed in the section headed “Risk factors — Risks relating to the Introduction — An active trading market for the Depositary Receipts on the Stock Exchange might not develop or be sustained, their trading prices might fluctuate significantly and the effectiveness of the liquidity arrangements might be limited” of the Listing Document, whilst the liquidity arrangements as set out in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — liquidity arrangements” of the Listing Document are expected to contribute towards liquidity to meet demand for Depositary Receipts (and therefore, avoid a disorderly market in the Depositary Receipts arising from excess demand for Depositary Receipts not fulfilled in Hong Kong upon and during the initial period following the Introduction), investors should be aware that such liquidity arrangements are subject to the ability to obtain sufficient numbers of Shares underlying Depositary Receipts to meet demand.
DESIGNATED BROKER IDENTITY NUMBERS
As disclosed in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — liquidity arrangements” of the Listing Document, prior to the Introduction and during the Designated Period, the Designated Dealer will seek to undertake liquidity arrangements in circumstances as described in that section.
In order to assist in the identification and thereby seek to enhance the transparency of the liquidity arrangements conducted by the Designated Dealer on the Hong Kong market, according to the Designated Dealer, it has set up designated broker identity numbers solely for the purposes of carrying out such liquidity arrangements. The designated broker identity numbers are set out as follows:

Designated Dealer	Designated broker identity numbers

J.P. Morgan Broking (Hong Kong) Limited	7684 / 7685 (back-up)

PREVIOUS DAY TRADING INFORMATION IN RESPECT OF THE SHARES ON BM&FBOVESPA AND THE ADRS ON NYSE
The following tables set out certain trading information in respect of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 6 December 2010 (being the business day in Brazil and the United States immediately preceding the date of this announcement):
Common Shares traded on BM&FBOVESPA

	Price (Reais)			Trading volume
Date	Day high	Day low	Closing	(Shares)
6 December 2010	57.04	56.55	56.85	1,445,000
Class A Preferred Shares traded on BM&FBOVESPA

	Price (Reais)			Trading volume
Date	Day high	Day low	Closing	(Shares)
6 December 2010	50.50	50.06	50.23	8,368,300
ADRs representing the Common Shares traded on NYSE

	Price (USD)			Trading volume
Date	Day high	Day low	Closing	(ADRs)
6 December 2010	34.47	34.14	34.26	14,828,416
ADRs representing the Class A Preferred Shares traded on NYSE

	Price (USD)			Trading volume
Date	Day high	Day low	Closing	(ADRs)
6 December 2010	30.50	30.19	30.35	6,868,339

The above trading information is provided pursuant to the disclosure in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement -investor awareness” of the Listing Document and is for reference purposes only. The trading price of the HDRs on the Stock Exchange following the Introduction may differ from the trading price of the Shares on BM&FBOVESPA or ADRs on NYSE. Prospective investors should refer to the Listing Document (including the risk factors contained in the section headed “Risk Factors” of the Listing Document) and the announcements dated 2 December 2010, 3 December 2010 and 6 December 2010 issued by the Company before deciding to invest in the HDRs.
Dealings in the HDRs on the Stock Exchange are expected to commence on 8 December 2010. As indicated in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — investor awareness” of the Listing Document, a further announcement will be released on the Stock Exchange’s website disclosing the previous day closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE not later than 9:00 a.m. on 8 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) on 7 December 2010).

Chief Financial
and
Investor Relations Officer
of
Vale S.A.
Guilherme Perboyre Cavalcanti
Hong Kong, 7 December 2010
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: December 6, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations